Exhibit 99.1

TRINITY BIOTECH PLC
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2024
U.S. DOLLARS IN THOUSANDS
UNAUDITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2024 AND DECEMBER 31, 2023

	Notes	At June 30 2024 US$‘000	At December 31 2023 US$‘000
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment		3,906	1,892
Goodwill and intangible assets	7	41,786	16,270
Deferred tax assets		2,407	1,975
Derivative financial asset	11	193	178
Other assets		79	79

Total non-current assets		48,371	20,394

Current assets
Inventories	9	22,956	19,933
Trade and other receivables		17,471	13,901
Income tax receivable		240	1,516
Cash and cash equivalents		5,317	3,691

Total current assets		45,984	39,041

TOTAL ASSETS	3	94,355	59,435

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital		2,338	1,972
Share premium		49,944	46,619
Treasury shares		(24,922)	(24,922)
Accumulated deficit		(57,791)	(48,644)
Translation reserve		(5,701)	(5,706)
Equity component of convertible note		6,709	6,709
Other reserves		23	23

Total deficit		(29,400)	(23,949)

Current liabilities
Income tax payable		283	279
Trade and other payables		23,074	12,802
Exchangeable notes and other borrowings	11	210	210
Provisions		50	50
Lease liabilities		2,153	1,694

Total current liabilities		25,770	15,035

Non-current liabilities
Senior secured term loan	11	65,809	40,109
Convertible loan note	11	14,964	14,542
Derivative financial liabilities	11	1,444	526
Lease liabilities		10,199	10,872
Other payables		1,784	-
Deferred tax liabilities		3,785	2,300

Total non-current liabilities		97,985	68,349

TOTAL LIABILITIES	3	123,755	83,384

TOTAL EQUITY AND LIABILITIES		94,355	59,435

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Notes	Six-month period ended June 30, 2024 Total US$‘000	Six-month period ended June 30, 2023 Total US$‘000
Revenues	3	30,547	28,727
Cost of sales		(19,291)	(18,124)

Gross profit		11,256	10,603
Other operating income		42	71
Research and development expenses		(2,080)	(2,093)
Selling, general and administrative expenses		(13,926)	(16,537)
Selling, general and administrative expenses – restructuring costs		(1,939)	-
Impairment charges	5	(446)	(10,815)

Operating loss		(7,093)	(18,771)
Financial income	4	55	216
Financial expenses	4	(3,100)	(6,374)

Net financing expense		(3,045)	(6,158)

Loss before tax from continuing operations		(10,138)	(24,929)
Total income tax (charge)/credit	3	64	278

Loss for the period from continuing operations	3	(10,074)	(24,651)

Profit for the period from discontinued operations	6	-	12,854

Loss for the period (all attributable to owners of the parent)	3	(10,074)	(11,797)

Basic loss per ADS (US cents) – Continuing operations	8	(109.9)	(322.5)
Diluted loss per ADS (US cents) – Continuing operations	8	(109.9)	(322.5)

Basic loss per ‘A’ ordinary share (US cents) – Continuing operations	8	(5.5)	(16.1)
Diluted loss per ‘A’ ordinary share (US cents) – Continuing operations	8	(5.5)	(16.1)

Basic loss per ADS (US cents) – Total operations	8	(109.9)	(154.3)
Diluted loss per ADS (US cents) – Total operations	8	(109.9)	(154.3)

Basic loss per ‘A’ ordinary share (US cents) – Total operations	8	(5.5)	(7.7)
Diluted loss per ‘A’ ordinary share (US cents) – Total operations	8	(5.5)	(7.7)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Notes	Six-month period ended June 30, 2024 Total US$‘000	Six-month period ended June 30, 2023 Total US$‘000
Loss for the period		(10,074)	(11,797)
Other comprehensive income/(loss):
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		5	147

Other comprehensive income/(loss):		5	147

Total Comprehensive Loss (all attributable to owners of the parent)		(10,069)	(11,650)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Equity component of convertible note US$’000	Other reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2023	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)
Loss for the period	-	-	-	-	-	-	(11,797)	(11,797)
Other comprehensive income	-	-	-	147	-	-	-	147

Total comprehensive loss	-	-	-	147	-	-	(11,797)	(11,650)
Shares issued during the period	9	161	-	-	-	(63)	-	107
Share-based payments	-	-	-	-	-	-	2,339	2,339

Balance at June 30, 2023	1,972	46,619	(24,922)	(5,628)	6,709	23	(36,153)	(11,380)

Balance at January 1, 2024	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Loss for the period	-	-	-	-	-	-	(10,074)	(10,074)
Other comprehensive income	-	-	-	5	-	-	-	5

Total comprehensive loss	-	-	-	5	-	-	(10,074)	(10,069)
Shares issued during the period	366	3,325	-	-	-	-	-	3,691
Share-based payments	-	-	-	-	-	-	926	926

Balance at June 30, 2024	2,338	49,944	(24,922)	(5,701)	6,709	23	(57,791)	(29,400)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Notes	Six-month period ended June 30, 2024 US$‘000	Six-month period ended June 30, 2023 US$‘000
Cash flows from operating activities
Loss for the period		(10,074)	(11,797)
Adjustments to reconcile net profit/(loss) to cash provided by operating activities:
Depreciation		99	656
Amortisation		745	430
Income tax (charge)/credit		(64)	(278)
Financial income	4	(55)	(216)
Financial expense	4	3,100	6,374
Share-based payments	10	926	2,339
Foreign exchange gains on operating cash flows		408	(187)
Impairment charges	5	446	10,815
Gain on sale of business	6	-	(12,718)
Other non-cash items		(208)	130
Net movement on working capital		(469)	(2,657)

Cash used in operations		(5,146)	(7,109)
Income taxes received/(paid)		1,227	(26)

Net cash used in operating activities		(3,919)	(7,135)

Cash flows from investing activities

Payments to acquire intangible assets		(4,492)	(768)
Acquisition of financial assets		-	(700)
Net proceeds from sale of business unit	6	-	28,426
Payments to acquire trades or businesses		(12,500)	-

Acquisition of property, plant and equipment		(138)	(425)

Net cash generated by/(used in) investing activities		(17,130)	26,533

Cash flows from financing activities
Issue of ordinary share capital including share premium		(270)	-
Net proceeds from new senior secured term loan	11	28,175	5,000
Expenses paid in connection with debt financing		-	(147)
Repayment of senior secured term loan	11	-	(10,050)
Penalty for early settlement of term loan	4	-	(905)
Interest paid on senior secured term loan		(3,830)	(4,401)
Interest paid on convertible note		(150)	(150)
Interest payment on exchangeable notes		(4)	(4)
Payment of lease liabilities		(1,159)	(1,191)

Net cash used in financing activities		22,762	(11,848)

Increase/(decrease) in cash and cash equivalents and short-term investments		1,713	7,550
Effects of exchange rate movements on cash held		(87)	100
Cash and cash equivalents and short-term investments at beginning of period		3,691	6,578

Cash and cash equivalents at end of period		5,317	14,228

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2024

1.	GENERAL INFORMATION

Trinity Biotech plc (the “Company”) was founded in 1992 and listed on the Nasdaq Stock Market shortly after its formation. The Company is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood and the Company intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product.

References in these Consolidated Condensed Interim Financial Statements to "Trinity Biotech" and the “Group” refer to Trinity Biotech plc and its consolidated subsidiaries.

These Condensed Consolidated Interim Financial Statements were approved for issuance by the Company’s Board of Directors on September 30, 2024.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2023. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

None of the accounting pronouncements applicable after December 31, 2023 and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or the results of its operations.

3.	SEGMENT INFORMATION

The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World. The Group’s geographical segments are determined by the location of the Group’s assets and operations. The Group has also presented a geographical analysis of the segmental data for Ireland as is consistent with the information used by the Board of Directors.

The reportable operating segments derive their revenue primarily from one source (i.e. the market for diagnostic tests for a range of diseases and other medical conditions). In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the main body whose regulations the Group’s products must comply with is the Food and Drug Administration (“FDA”) in the US.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by major product group was as follows:

	Six-month period ended
Revenue	June 30,2024 US$‘000	June 30,2023 US$‘000
Clinical laboratory goods	20,397	21,367
Clinical laboratory services	2,582	3,114
Point-of-care products	7,568	4,246

	30,547	28,727

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

3.	SEGMENT INFORMATION (CONTINUED)

ii)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Six-month period ended June 30, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(1,050)	(2,268)	(26)	(3,344)
Restructuring costs	(1,303)	(636)	-	(1,939)
Impairment	(446)	-	-	(446)

Result after restructuring costs and impairment	(2,799)	(2,904)	(26)	(5,729)
Unallocated expenses *				(1,364)

Operating loss				(7,093)
Net financing expense				(3,045)

Loss before tax				(10,138)
Income tax credit				64

Loss for the period on continuing operations				(10,074)
Profit for the period on discontinued operations				-

Loss for the six-month period				(10,074)

The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Six-month period ended June 30, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(3,129)	(3,140)	(8)	(6,277)
Restructuring costs	-	-	-	-
Impairment	(10,815)	-	-	(10,815)

Result after impairment	(13,944)	(3,140)	(8)	(17,092)
Unallocated expenses *				(1,679)

Operating loss				(18,771)
Net financing expense				(6,158)

Loss before tax				(24,929)
Income tax credit				278

Loss for the period on continuing operations				(24,651)
Profit for the period on discontinued operations				12,854

Loss for the six-month period				(11,797)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

The Group is currently undergoing a comprehensive transformation plan to include, inter alia, consolidating and outsourcing of manufacturing operations, the simplification and shifting of internal operations, and the reduction of headcount to achieve additional efficiencies. A press release in April 2024 set out information with regards to the restructure of the business, including the ceasing of manufacturing operations at our Kansas City plant, with the anticipation that this would be completed by the end of 2024. Additionally, we detailed an initiative to move significant aspects of our business support functions to a lower cost and centralised location, with the view to have this completed by the end of 2024 also. At June 30, 2024, the Group has recognized a provision of $1.9 million in relation to the ongoing transformation.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

3.	SEGMENT INFORMATION (CONTINUED)

iii)	The distribution of segment assets and liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at June 30, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	31,018	55,374	-	86,392
Unallocated assets:
Income tax assets (current and deferred)				2,646
Cash and cash equivalents and short-term investments				5,317

Total assets as reported in the Statement of Financial Position				94,355

Segment liabilities	78,328	41,339	19	119,687
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,068

Total liabilities as reported in the Statement of Financial Position				123,755

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	26,230	26,023	-	52,253
Unallocated assets:
Income tax assets (current and deferred)				3,491
Cash and cash equivalents and short-term investments				3,691

Total assets as reported in the Statement of Financial Position				59,435

Segment liabilities	49,398	31,387	20	80,805
Unallocated liabilities:
Income tax liabilities (current and deferred)				2,579

Total liabilities as reported in the Statement of Financial Position				83,384

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

4.	FINANCIAL INCOME AND EXPENSES

	Six month period ended
	June 30, 2024 US$‘000	June 30, 2023 US$‘000
Financial income:
Fair value adjustments of derivative financial instruments (Note 11)	55	216

	55	216

Financial expense:
Interest on leases	(297)	(322)
Penalty for early repayment of senior secured term loan (Note 11)	-	(905)
Cash interest on convertible & exchangeable notes	(154)	(154)
Cash interest on senior secured term loan (Note 11)	(4,545)	(3,781)
Accretion interest on convertible & exchangeable notes (Note 11)	(422)	(391)
Accretion on senior secured term loan (Note 11)	(1,068)	(813)
Accretion interest on contingent liability	(24)	-
Fair value adjustments of derivative financial instruments (Note 11)	(980)	(8)
Capitalization of borrowing costs	824	-
EIR catch up adjustment	3,566	-

	(3,100)	(6,374)
Net Financing Expense	(3,045)	(6,158)

5.	IMPAIRMENT CHARGES

In accordance with IAS 36, Impairment of Assets, the Group carried out an impairment review of the asset valuations as at June 30, 2024. The impact of the impairments on the statement of operations for the six-month period ended June 30, 2024 was as follows:

	Six month period ended
	June 30,2024	June 30,2023
	US$’000	US$’000

Impairment of PP&E	446	3,492
Impairment of goodwill and other intangible assets	-	5,823
Impairment of financial assets	-	1,500

Total impairment loss	446	10,815

The Group recognized an impairment loss of US$446,000 in the six-month period ended June 30, 2024 (six months ended June 30, 2023: US$10,815,000). In accordance with IAS 36, Impairment of Assets, the Group carries out periodic impairment reviews of its asset carrying values. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business. In addition, the Group examines individual development project assets for indicators of impairment.

The impairment test performed as at June 30, 2024 identified that the value in use of some of our cash generating units was below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets. The Company therefore recorded an impairment charge in relation to the asset additions (including lease assets) that had been recorded during 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

6.	DISCONTINUED OPERATIONS

In April 2023, the Company announced the sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc., to Biosynth for cash proceeds of approximately US$30 million, subject to customary adjustments. The Company used approximately US$11 million of the proceeds of the sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive Advisors (“Perceptive”) plus an approximately US$905,000 early repayment penalty. In connection with this transaction, the Company entered into an amendment to its senior secured term loan credit facility with Perceptive, which significantly reduced the Company’s minimum revenue covenants under that loan.

	June 30, 2024 US$000	June 30, 2023 US$000

Revenue	-	2,784
Expenses	-	(2,648)
Operating income	-	136
Profit before tax from discontinued operations	-	136
Tax expense:
Related to current pre-tax profit/(loss)	-	-
Gain on sale of the discontinued operations	-	12,718
Profit after tax for the period from discontinued operations	-	12,854

The net cashflows generated from the sale of Fitzgerald Industries International Inc. are as follows:

	June 30, 2024 US$000	June 30, 2023 US$000

Cash received from sale of the discontinued operations net of transaction costs	-	29,201
Cash sold as a part of discontinued operations	-	(775)
Net cash inflow on date of disposal	-	28,426

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

7.	GOODWILL AND INTANGIBLE ASSETS

	June 30, 2024 US$000	December 31, 2023 US$000
Cost
Goodwill	78,716	66,645
Development costs	140,811	127,365
Patents and licenses	8,694	8,694
Other	19,944	19,202
Total cost	248,165	221,906
Less accumulated amortization and impairment	(206,379)	(205,636)
Carrying amount	41,786	16,270

The increase in gross intangible assets during the six-month period ended June 30, 2024 of US$26,280,000 is primarily attributable to the acquisition of the Waveform assets and the capitalization of costs in relation to the development of our next generation CGM system. Additional information in relation to the acquisition of the Waveform assets is included in note 14 Business Combinations.

8.	LOSS PER SHARE

Basic loss per ordinary share

Basic loss per ordinary share for the Group is computed by dividing the loss after taxation of US$10,074,000 (2023: loss of US$11,797,000) for the six-month period ended June 30, 2024 by the weighted average number of ‘A’ Ordinary shares in issue, net of any Treasury Shares, during the year. As at June 30, 2024 the number of ‘A’ Ordinary shares for the purpose of the calculation of basic (loss)/earnings per share are 183,376,218 shares (2023:152,885,033 shares).

	June 30, 2024	June 30, 2023
‘A’ ordinary shares	183,376,218	152,885,033

Basic (loss)/earnings per share denominator	183,376,218	152,885,033

Reconciliation to weighted average (loss)/earnings per share denominator:
Number of ‘A’ Ordinary shares at January 1	165,865,884	164,985,882
Weighted average number of ‘A’ Ordinary shares issued during the year	30,065,934	454,751
Weighted average number of treasury shares	(12,555,600)	(12,555,600)

Basic (loss)/earnings per share denominator	183,376,218	152,885,033

In January 2024, the Company announced it had agreed to acquire the continuous glucose monitoring (“CGM”) assets of Waveform Technologies, Inc. (“Waveform”). In connection with the acquisition, Trinity Biotech issued 36 million ‘A’ Ordinary shares to Perceptive. Refer to note 14 for further information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

8.	LOSS PER SHARE (CONTINUED)

Diluted loss per ordinary share

Diluted loss per share is computed by dividing the adjusted profit or loss attributable to owners of the parent, by the weighted average number of ‘A ‘Ordinary shares in issue, net of any Treasury Shares, during the year, plus the weighted average number of ‘A’ Ordinary shares that would be issued on the conversion of all the dilutive potential ‘A’ Ordinary shares into ‘A’ Ordinary shares. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic (loss)/earnings per ‘A’ Ordinary share and diluted (loss)/earnings per ‘A’ Ordinary share are equivalent.

	June 30, 2024	June 30, 2023
Potentially Dilutive Instruments:
Basic loss per share denominator	183,376,218	152,885,033

Issuable on conversion of Exchangeable notes	38,391	38,391
Issuable on conversion of Convertible note	24,691,358	24,691,358
Issuable on exercise of options	-	515,678
Issuable on exercise of warrants	-	-

Diluted loss per share denominator	208,105,967	178,130,460

9.	INVENTORIES

	June 30,2024 US$‘000	December 31, 2023 US$‘000
Raw materials and consumables	12,051	10,053
Work-in-progress	5,287	4,498
Finished goods	5,618	5,382

	22,956	19,933

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$10,531,000 (December 31, 2023: US$11,344,000).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

10.	SHARE OPTIONS AND SHARE WARRANTS

Options

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ Ordinary shares from one (1) ADS representing four (4) ‘A’ Ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Under the terms of the Company’s Employee Share Option Plans, options to purchase 59,014,672 ‘A’ Ordinary Shares (2,950,734 ADSs) were outstanding at June 30, 2024. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below. The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and	Weighted- average exercise price US$	Exercise price range US$
	warrants ‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2023	44,814,672	0.47	0.19 –2.43
Granted	3,000,000	0.25	0.25 –0.25
Exercised	(880,000)	0.19	0.19 –0.19
Expired / Forfeited	(280,000)	2.43	2.43 –2.43

Outstanding at June 30, 2023	46,654,672	0.45	0.19 –1.74

Exercisable at June 30, 2023	16,961,339	0.29	0.19 –1.74

Outstanding January 1, 2024	46,914,672	0.39	0.12 –1.34
Granted	12,100,000	0.14	0.14 –0.14
Exercised	-	-	-
Expired / Forfeited	-	-	-

Outstanding at June 30, 2024	59,014,672	0.35	0.12 –1.34

Exercisable at June 30, 2024	24,029,255	0.58	0.12 –1.34

The total share-based payments charge for the six months ended June 30, 2024 was US$926,000 (six months ended June 30, 2023: US$2,339,000).

12,100,000 ‘A’ ordinary share options were granted during the period, of which 6,250,000 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time

Warrants

In connection with the acquisition of the Waveform assets and the Amendment of the Term Loan in January 2024, Perceptive received new warrants to purchase an additional 10,000,000 ‘A’ Ordinary shares and the Company agreed to price those additional warrants and reprice the existing warrants to purchase the 10,00,000 shares that were issued to Perceptive under the original term loan, with an exercise price of US$0.11 per ‘A’ Ordinary share.

Warrants to purchase 1,200,000 ‘A’ Ordinary shares have been issued to a consultant assisting with our CGM business. The exercise price is US$0.11 per ‘A’ Ordinary share. The warrants are exercisable, in whole or part, until the fifth anniversary of the issue date in January 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

11.	BORROWINGS

(i)	Senior secured term loan

The movement in the senior secured term loan in the six months ended June 30, 2024 was as follows:

	Six-month period ended June 30, 2024 US$000	Year ended December 31, 2023 US$000
Balance at start of period	(40,109)	(44,301)
Cash drawdown	(28,500)	(5,000)
Loan origination costs	325	194
Derivative financial liability at date of issue	-	90
Derivative financial asset at date of issue	(24)	(11)
Accretion interest	(1,068)	(1,131)
Cash repayment of principal	-	10,050
EIR Catch up adjustment	3,567	-

Balance at end of period	(65,809)	(40,109)

In connection with the acquisition of the CGM assets of Waveform, in January 2024 the Company has entered into the Amended Term Loan with its main lender, Perceptive. Under the Amended Term Loan, an additional $22 million of funding has been made available to the Company, with US$12.5 million being used to acquire the CGM assets of Waveform. The remaining US$9.5 million is available for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the Amended Term Loan provided for additional liquidity of up to US$6.5 million, this additional funding was drawn down in April 2024.

The Amended Term Loan also immediately reduced the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below US$35 million. Additionally, the Amended Term Loan reduced the early repayment penalty from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and also reduced the revenue covenants. The Amended Term Loan matures in January 2026.

There are two other balances related to the term loan which are: a) a derivative financial asset and b) a derivative financial liability. The movement in the derivative financial asset in the six months ended June 30, 2024 was as follows:

US$000
Balance at January 1, 2024	178
Event driven movement in derivative financial asset	24
Fair value adjustments in the period	(9)

Non-current asset at June 30, 2024	193

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

11.	BORROWINGS (CONTINUED)

(i)	Senior secured term loan (continued)

The movement in the derivative financial liability in the six months ended June 30, 2024 was as follows:

US$000
Balance at January 1, 2024	(526)
Event driven movement in derivative financial liability	-
Fair value adjustments in the period	(918)

Non-current liability at June 30, 2024	(1,444)

The fair value of the derivative financial asset is estimated at US$193,000 at June 30, 2024 and represents the value to the Company of being able to repay the term loan early and potentially refinance at a lower interest rate. The fair value of the derivative financial liability is estimated at US$1.4 million at June 30, 2024 and represents the fair value of the warrants issued to Perceptive. In connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 10,000,000 ‘A’ Ordinary shares (500,000 ADSs) and the Company has agreed to price these additional warrants and reprice the existing warrants to purchase 10,000,000 ‘A’ Ordinary shares (500,000  ADSs) that were issued to Perceptive under the original term loan, with an exercise price of US$0.11 per ‘A’ Ordinary shares (US$2.20 per ADS).

The fair value remeasurement for these two derivative financial balances resulted in net financial expense of US$0.9 million being recognized in the Income Statement in the six-month period ended June 30, 2024.

(ii)	7-year convertible note

The movement in the 7-year convertible note in the six months ended June 30, 2024 was as follows:

	Six-month period ended June 30, 2024 US$000	Year ended December 31, 2023 US$000
Balance at start of period	(14,542)	(13,746)
Accretion interest	(422)	(796)

Balance at end of period	(14,964)	(14,542)

In May 2022, the Company announced a US$45.2 million investment from MiCo IVD Holdings, LLC. The investment consists of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive Nasdaq trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

The convertible note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortized cost in accordance with IFRS 9. At June 30, 2024, the carrying value of the convertible note’s debt component was US$15 million and accretion interest of US$0.4 million has been recognized as a financial expense in the six-months ended June 30, 2024. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as equity. There is no remeasurement of the equity element following initial recognition.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

11.	BORROWINGS (CONTINUED)

(iii)	Exchangeable Notes

The balances of the exchangeable notes in the six months ended June 30, 2024 were as follows:

	Six-month period ended June 30, 2024 US$000	Year ended December 31, 2023 US$000
Balance at start of period	(210)	(210)

Balance at end of period	(210)	(210)

In 2022, the Company retired approximately 99.7% of the exchangeable notes as part of a debt re-financing. The carrying value of the exchangeable notes at June 30, 2024 is US$210,000 (which is the same as the nominal value) and this is shown within Current Liabilities as it is management’s intention to repay the remaining notes within the next twelve months.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

12.	SHARE CAPITAL

	Six-months ended June 30, 2024	Year ended December 31, 2023
	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares
In issue at January 1	165,866	164,986
Issued for cash	-	880
Issued as consideration for Waveform acquisition (a)	36,000	-

At period end	201,866	165,866

	Six-months ended June 30, 2024	Year ended December 31, 2023
	ADS	ADS
In thousands of ADSs
Balance at January 1	8,293	8,249
Issued for cash	-	44
Issued as consideration for Waveform acquisition (a)	1,800	-

At period end	10,093	8,293

The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	Six-months ended June 30, 2024	Year ended December 31, 2023
	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

	Six-months ended June 30, 2024	Year ended December 31, 2023
	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs
Balance at January 1	628	628
Purchased during period	-	-

At period end	628	628

(a)	During the six-months ended June 30, 2024, the Company issued 36,000,000 ‘A’ Ordinary shares (1,800,000 ADSs) to Perceptive as partial consideration for the acquisition of the Waveform assets.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

13.	CAPITAL MANAGEMENT

Fair Values

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:	valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

	Level 1	Level 2	Total carrying amount	Fair Value
	US$’000	US$’000	US$’000	US$’000
June 30, 2024
Loans and receivables at amortised cost
Trade receivables	12,658	-	12,658	12,658
Cash and cash equivalents	5,317	-	5,317	5,317
Finance lease receivable	43	-	43	43

	18,018	-	18,018	18,018

Liabilities at amortised cost
Senior secured term loan	-	(65,809)	(65,809)	(65,809)
Convertible loan note	-	(14,964)	(14,964)	(14,964)
Exchangeable note	-	(210)	(210)	(210)
Lease liabilities	(12,352)	-	(12,352)	(12,352)
Trade and other payables (excluding deferred income)	(23,061)	-	(23,061)	(23,061)
Provisions	(50)	-	(50)	(50)

	(35,463)	(80,983)	(116,446)	(116,446)

Fair value through profit and loss (FVPL)

Derivative liability – warrants	-	(1,444)	(1,444)	(1,444)
Derivative asset – prepayment option	-	193	193	193

	-	(1,251)	(1,251)	(1,251)

	(17,445)	(82,234)	(99,679)	(99,679)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

13.	CAPITAL MANAGEMENT (CONTINUED)

	Level 1	Level 2	Total carrying amount	Fair Value
	US$’000	US$’000	US$’000	US$’000
December 31, 2023
Loans and receivables at amortised cost
Trade receivables	10,698	-	10,698	10,698
Cash and cash equivalents	3,691	-	3,691	3,691
Finance lease receivable	155	-	155	155
	14,544	-	14,544	14,544

Liabilities at amortised cost
Senior secured term loan	-	(40,109)	(40,109)	(40,109)
Convertible note	-	(14,542)	(14,542)	(14,542)
Exchangeable note	-	(210)	(210)	(210)
Lease liabilities	(12,566)	-	(12,566)	(12,566)
Trade and other payables (excluding deferred income)	(12,752)	-	(12,752)	(12,752)
Provisions	(50)	-	(50)	(50)
	(25,368)	(54,861)	(80,229)	(80,229)

Fair value through profit and loss (FVTPL)
Derivative liability – warrants	-	(526)	(526)	(526)
Derivative asset – prepayment option	-	178	178	178

	-	(348)	(348)	(348)

	(10,824)	(55,209)	(66,033)	(66,033)

14.	BUSINESS COMBINATION

On January 30, 2024, we acquired the biosensor and Continuous Glucose Monitoring (“CGM”) assets of privately held Waveform Technologies, Inc. (“Waveform”) for initial consideration of US$12.5 million in cash and 36 million ‘A’ Ordinary shares (represented by 1.8 million ADSs) of the Company plus contingent consideration of a maximum of US$20 million. We intend to update the Waveform CGM device, which is not being marketed, and optimize it for broad adoption and then evolve this platform technology to measure and analyze other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights. The integrated set of activities and assets purchased will significantly contribute to achieving our vision and its associated outputs.

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which was commercially available in Europe. The primary use of the device is to continuously monitor glucose in the human body. The Waveform CGM technology was developed over many years and contains innovative and proprietary aspects with what we believe are important benefits. Waveform granted a perpetual, worldwide, non-exclusive license to DexCom, Inc. and its affiliates, for some of the patents acquired by us, which we retain the right to use and exploit.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

14.	BUSINESS COMBINATION (CONTINUED)

The transaction has been accounted for as a business combination under IFRS 3, which requires assets acquired and liabilities assumed to be measured at their fair values at the acquisition date. The details of the business combination are as follows:

US$’000
Fair Value of Consideration
Cash	12,500
Equity Instruments (1.8m ADSs)	3,960
Contingent Consideration Arrangement	6,760
23,220
Recognized amounts of identifiable net assets
Non-current assets
Property, plant and equipment	1,569
Other intangible assets	9,360
Financial assets	9
Total non-current assets	10,938

Current assets
Inventory	1,296
Other receivables	135
Total current assets	1,431

Current liabilities
Trade and other payables	(50)
Total current liabilities	(50)

Non-current liabilities
Deferred tax liability	(1,170)
Total non-current liabilities	(1,170)

Identifiable net assets	11,149

Goodwill on acquisition	12,071

Consideration settled in cash	12,500
Acquisition costs charged to expenses	1,516
Net cash paid relating to the acquisition	14,016

Acquisition-related costs amounting to US$1,516,000 are not included as part of consideration transferred and have been recognized as an expense in the condensed consolidated statement of profit or loss, as part of other expenses.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

14.	BUSINESS COMBINATION (CONTINUED)

Contingent consideration of up to US$20 million may be payable upon the occurrence of certain events, including;

•
a US$5.0 million payment if, within the next 12 months after closing, (i) the closing price of the Company’s ADSs does not exceed US$7.50 per ADS for at a least 20 consecutive trading days and (ii) the average daily trading volume of the Company’s ADSs does not equal or exceed 20,000 ADSs for 20 consecutive trading days, and

•
50% of the proceeds received by the Company (up to a maximum payment of additional consideration of US$15.0 million) on our entering into certain commercial partnering agreements with certain glucose pump manufacturers in the next 24 months.

The fair value of the contingent consideration at date of acquisition was US$6.8 million. As of 30 June 2024, neither the amount recognized consideration arrangement, nor the assumptions used to the develop the estimates have changed since initial recognition.

15.	CONTINGENCIES

(a)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at June 30, 2024. However, if the income were to become repayable, the maximum amounts repayable as at June 30, 2024 would amount to US$3,291,000 (June 30, 2023 US$3,350,000).

(b)	Other Contingencies

The Group has other contingencies primarily relating to claims and legal proceedings, onerous contracts, product warranties and employee-related provisions. The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed.

If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, liability is recognized for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, and advice obtained from legal counsel and other third parties.

The Group expects the majority of these provisions will be utilized within one to three years of the balance sheet date; however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

From time to time, we are subject to reviews, examinations, and audits by tax authorities in the jurisdictions in which we operate. We believe our tax estimates are reasonable and take the appropriate external tax advice where required.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

16.	RELATED PARTY TRANSACTIONS

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O'Caoimh, to provide premises at IDA Business Park, Bray, County Wicklow, Ireland. Commencing in December 2003, the Group entered into an agreement with JRJ for a 25-year lease for offices that were then adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In 2007 the Group entered into a 25-year lease agreement with Mr O’Caoimh and Dr Walsh for a 43,860 square foot manufacturing facility in Bray, Ireland. Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. A rent review of this facility is currently ongoing and has been referred to an independent arbitrator for determination. In 2016 the Group entered into 10-year lease agreement with Mr O’Caoimh for a warehouse of 16,000 square feet adjacent to the leased manufacturing facility in Bray, Ireland.

The total rent for the three premises is US$1.3 million annually. Upward-only rent reviews are carried out every five years and there have been no increases to date arising from these rent reviews, although a rent review for the 43,860 square foot manufacturing facility is currently ongoing.

17.	POST BALANCE SHEET EVENTS

Extension to Demonstrate Compliance with Nasdaq Listing Requirements

In July 2024, the Company announced that it had obtained an extension to demonstrate compliance with a continued listing requirement of The Nasdaq Global Select Market. As previously reported in a Current Report on Form 6-K filed November 29, 2023, the Company received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on November 21, 2023. The letter notified the Company that, for the preceding 30 consecutive business days, the market value of publicly held shares ("MVPHS") had remained below the minimum US$15 million threshold required for continued listing on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(b)(3)(c) (the “MVPHS Requirement”).

On July 16, 2024, the Company met with the Nasdaq Hearings Panel (the “Panel”) to discuss its plan to regain compliance with the MVPHS Requirement and requested an extension until October 31, 2024, to demonstrate compliance. On August 1, 2024, the Panel granted the Company an extension until October 31, 2024, to meet the MVPHS Requirement.

Senior management changes

In July 2024, the Company announced the appointment of Louise Tallon as Chief Financial Officer (“CFO”), with Louise joining the Company in August 2024. Des Fitzgerald, who has acted as interim CFO since December 2023 continued as interim CFO until late July 2024. Louise joined the company from Inizio, a leading global commercialization partner in pharmaceuticals, where she acted as Head of Group Finance. Prior to this, she had a 16-year career with UDG Healthcare plc, where she held several senior finance roles of increasing responsibility. Over her 19-year career in the life sciences industry, as a transformative leader, Louise has been at the forefront of adapting and evolving finance functions in a rapidly changing business landscape. Louise trained as an accountant in KPMG, having received a BBS, Finance, Economics and Business in Trinity College Dublin.

Additionally, it was announced in July that Simon Dunne, Chief Accounting Officer of Trinity Biotech, would be leaving the Company in late August 2024.

Contingency relating to the sale of Fitzgerald Industries

On April 27, 2023, the Company announced it had closed the sale of Fitzgerald Industries (“Fitzgerald”) to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. In August 2024, Biosynth sent the Company a written notice purporting to be a formal breach of warranty claim on the Company but as no supporting evidence was presented to show that a breach of warranty has occurred, it failed to satisfy the requirements of a formal breach of warranty claim as set out in the Share Purchase Agreement. On September 26, 2024, the Company received additional correspondence from Biosynth which we are currently considering. At the date of approval of these financial statements, the Company believes there is no loss or cause of loss and it is disputed whether certain events have occurred or whether those events result in a present obligation. No liability has therefore been recorded for this possible obligation in the Statement of Financial Position as at June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

17.	POST BALANCE SHEET EVENTS (CONTINUED)

At the Market Offering Agreement

In July 2024, the Company entered into an At the Market Offering Agreement (the “Sales Agreement”) with Craig-Hallum Capital Group LLC (“Craig-Hallum”), pursuant to which the Company may sell its ADSs through Craig-Hallum, acting as sales agent.

Subject to the terms and conditions of the Sales Agreement, the Company will, from time to time, set the parameters for the sale of ADSs, including any price, time or size limits or other customary parameters or conditions, and Craig-Hallum will use its commercially reasonable efforts to sell the ADSs when requested by the Company. The Company will pay Craig Hallum a commission equal to 3.0% of the gross sales price of ADSs sold.

Sales of the ADSs under the Sales Agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. The ADSs are sold pursuant to the Company’s Registration Statement on Form F-3, which became effective on June 28, 2023. On July 12, 2024, the Company filed a Prospectus Supplement with the SEC relating to the offering of up to US$5,500,000 in ADSs pursuant to the Sales Agreement and on August 29, 2024, the Company filed another Prospectus Supplement with the SEC relating to the offering of up to an additional US$1,870,000 in ADSs pursuant to the Sales Agreement.

On September 24, 2024, the Company acquired Metabolomic Diagnostics, a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, located in Ireland. The deal values Metabolomic Diagnostics with an enterprise value of approximately $1.3 million with the consideration consisting of just over 270,000 Trinity Biotech plc’s ADS with the balance of consideration being in cash and the assumption of liabilities.

18.	AUTHORISATION FOR ISSUE

These Group consolidated condensed interim financial statements were authorised for issue by the Board of Directors on September 30, 2024.